UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018.

Commission File Number: 000-53805

Intellipharmaceutics International Inc.
(Translation of registrant's name into English)

30 WORCESTER ROAD TORONTO, ONTARIO M9W 5X2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [ x ]   Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This Report of Foreign Private Issuer on Form 6-K and the attached exhibit 99.1 shall be incorporated by reference into the Company's effective Registration Statements on Form F-3, as amended and supplemented (Registration Statement Nos. 333-172796 and 333-218297), filed with the Securities and Exchange Commission, from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by Intellipharmaceutics International Inc. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

On August 15, 2018, Intellipharmaceutics International Inc. (the "Company") held special meeting of shareholders (the "Meeting"). At the Meeting, shareholders of the Company approved a special resolution granting our Board of Directors discretionary authority to implement a consolidation of the issued and outstanding common shares of the Company on the basis of a consolidation ratio to be selected by the directors of the Company within a range between five (5) pre-consolidation common shares for one (1) post-consolidation common share and 15 pre-consolidation common shares for one (1) post-consolidation common share, all as more particularly described in the Management Information Circular of the Company dated July 6, 2018 included as Exhibit 99.2 to the Company’s report on Form 6-K furnished to the U.S. Securities and Exchange Commission on July 13, 2018 (a "reverse split"). A copy of the report of voting results is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

No decision has been made yet by the Board of Directors of the Company to implement a reverse split.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Intellipharmaceutics International Inc. (Registrant) /s/ Dr. Amina Odidi
Date: August 15, 2018	Dr. Amina Odidi President and Chief Operating Officer

EXHIBIT LIST

Exhibit	Description
99.1	Report of Voting Results